EXHIBIT 7.1

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Bolt Manufacturing Co., Inc.
Houston, Texas

We have audited the accompanying Balance Sheets of Bolt Manufacturing Co., Inc. (an S Corporation) as of December 31, 1995 and 1996, and the related Statements of Earnings, Shareholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bolt Manufacturing Co., Inc., as of December 31, 1995 and 1996, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

WEINSTEIN SPIRA & COMPANY, P.C.

Houston, Texas
January 24, 1997

                          BOLT MANUFACTURING CO., INC.
                                 BALANCE SHEETS

                                                                                      DECEMBER 31,
                                                                            ---------------------------------          SEPTEMBER 30,
                                                                               1995                   1996                 1997
                                                                            ----------             ----------           ----------
                                                                                                                        (Unaudited)
                      ASSETS

CURRENT ASSETS
   Cash and cash equivalents:
      Demand deposits .........................................             $    5,159             $   22,285           $   17,603
      Interest bearing deposits ...............................                218,803                186,687              316,816
                                                                            ----------             ----------           ----------

                                                                               223,962                208,972              334,419
   Receivables:
      Trade - net of allowance for doubtful
        accounts of $20,000 at
        September 30, 1997; $10,000 at
        December 31, 1996 and 1995 ............................                995,056                850,956              896,998
      Related party ...........................................                  6,226                 11,978               11,553
      Other ...................................................                    308                  7,663                3,582
   Inventories ................................................                340,290                244,324              426,431
   Prepaid expenses ...........................................                102,586                149,393               48,134
                                                                            ----------             ----------           ----------
        Total Current Assets ..................................              1,668,428              1,473,286            1,721,117
                                                                            ----------             ----------           ----------
PROPERTY AND EQUIPMENT
   Machinery and equipment ....................................              1,216,442              1,280,195            1,337,044
   Office equipment ...........................................                 81,301                 81,128               92,958
   Furniture and fixtures .....................................                  5,000                  5,000                5,000
   Tooling and dies ...........................................                 10,000                 10,000               10,000
   Transportation equipment ...................................                 33,454                 45,608               45,608
   Leasehold improvements .....................................                  2,115                  2,115                8,776
                                                                            ----------             ----------           ----------
                                                                             1,348,312              1,424,046            1,499,386
   Less:  Accumulated depreciation and
      amortization ............................................                980,327              1,050,782            1,129,009
                                                                            ----------             ----------           ----------
                                                                               367,985                373,264              370,377
                                                                            ----------             ----------           ----------
                                                                            $2,036,413             $1,846,550           $2,091,494
                                                                            ==========             ==========           ==========

                       See notes to financial statements.

                                                                                      DECEMBER 31,
                                                                              -------------------------------          SEPTEMBER 30,
                                                                                 1995                 1996                 1997
                                                                              ----------           ----------           ----------
                                                                                                                        (Unaudited)
                       LIABILITIES

CURRENT LIABILITIES
   Note payable ..................................................            $  260,000            $  100,000
   Accounts payable - trade ......................................               197,344                92,678          $  140,958
   Accrued expenses ..............................................               240,178               243,621             413,416
                                                                              ----------            ----------          ----------
        Total Current Liabilities ................................               697,522               436,299             554,374

NOTES PAYABLE ....................................................                                                       1,000,000
                                                                              ----------            ----------          ----------
                                                                                 697,522               436,299           1,554,374
                        SHAREHOLDERS' EQUITY

CAPITAL STOCK - common; $1 par value,
   1,000,000 shares authorized; shares issued and outstanding ....                62,500                62,500              62,500

RETAINED EARNINGS ................................................             1,276,391             1,347,751             474,620
                                                                              ----------            ----------          ----------
                                                                               1,338,891             1,410,251             537,120
                                                                              ----------            ----------          ----------
                                                                              $2,036,413            $1,846,550          $2,091,494
                                                                              ==========            ==========          ==========

                       See notes to financial statements.

                          BOLT MANUFACTURING CO., INC.
                             STATEMENTS OF EARNINGS

                                                           FOR THE YEAR ENDED                        FOR THE NINE MONTHS ENDED
                                                              DECEMBER 31,                                  SEPTEMBER 30,
                                                      ---------------------------------           ----------------------------------
                                                         1995                  1996                  1996                   1997
                                                      -----------           -----------           -----------           -----------
                                                                                                                   (Unaudited)
SALES ......................................          $ 7,132,510           $ 6,452,216           $ 4,961,927           $ 5,419,698

Cost of Sales ..............................            4,747,191             4,421,520             3,358,171             3,521,325
                                                      -----------           -----------           -----------           -----------
GROSS MARGIN ...............................            2,385,319             2,030,696             1,603,756             1,898,373

Operating Expenses .........................            1,574,734             1,520,086             1,124,853             1,308,199
                                                      -----------           -----------           -----------           -----------
EARNINGS FROM ..............................              810,585               510,610               478,903               590,174
                                                      -----------           -----------           -----------           -----------
OPERATIONS

OTHER INCOME (EXPENSE)
    Interest expense .......................              (31,787)              (21,330)              (16,679)              (33,549)
    Other income ...........................                9,110                 6,821                 1,814                 1,137
    Interest income ........................                8,952                 8,805                 5,440                 4,242
    Gain on sale of assets .................                                      4,903
                                                      -----------           -----------           -----------           -----------
                                                          (13,725)                 (801)               (9,425)              (28,170)
                                                      -----------           -----------           -----------           -----------
NET EARNINGS ...............................          $   796,860           $   509,809           $   469,478           $   562,004
                                                      ===========           ===========           ===========           ===========

                       See notes to financial statements.

                          BOLT MANUFACTURING CO., INC.
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996,
             AND FOR THE NINE MONTH-PERIOD ENDED SEPTEMBER 30, 1997

                                                                 COMMON STOCK                                             TOTAL
                                                       ---------------------------------             RETAINED         SHAREHOLDERS'
                                                         SHARES                 AMOUNT               EARNINGS            EQUITY
                                                       ----------            -----------            ----------        -------------
BALANCE - DECEMBER 31, 1994 .................              62,500            $    62,500            $1,056,741           $1,119,241

Net Earnings ................................                                                          796,860              796,860

Distributions to Shareholders ...............                                                         (577,210)            (577,210)
                                                       ----------            -----------            ----------           ----------
BALANCE - DECEMBER 31, 1995 .................              62,500                 62,500             1,276,391            1,338,891

Net Earnings ................................                                                          509,809              509,809

Distributions to Shareholders ...............                                                         (438,449)            (438,449)
                                                       ----------            -----------            ----------           ----------
BALANCE - DECEMBER 31, 1996 .................              62,500                 62,500             1,347,751            1,410,251

Net Earnings (Unaudited) ....................                                                          562,004              562,004

Distributions to Shareholders
    (Unaudited) .............................                                                       (1,435,135)          (1,435,135)
                                                       ----------            -----------            ----------           ----------
BALANCE - SEPTEMBER 30, 1997
    (Unaudited) .............................              62,500            $    62,500            $  474,620           $  537,120
                                                       ==========            ===========            ==========           ==========

                       See notes to financial statements.

                          BOLT MANUFACTURING CO., INC.
                            STATEMENTS OF CASH FLOWS

                                                             FOR THE YEAR ENDED                      FOR THE NINE MONTHS ENDED
                                                                 DECEMBER 31,                               SEPTEMBER 30,
                                                      ---------------------------------           ---------------------------------
                                                         1995                  1996                  1996                  1997
                                                      -----------           -----------           -----------           -----------
                                                                                                             (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
      Cash received from customers .........          $ 7,095,172           $ 6,583,131           $ 5,085,978           $ 5,379,299
      Cash paid to suppliers and
         employees .........................           (6,224,908)           (5,883,188)           (4,415,294)           (4,622,403)
      Interest received ....................                8,952                 8,805                 5,440                 4,242
      Interest paid ........................              (31,787)              (21,330)              (16,679)              (25,216)
                                                      -----------           -----------           -----------           -----------
         Net Cash Provided by
            Operating Activities ...........              847,429               687,418               659,445               735,922
                                                      -----------           -----------           -----------           -----------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of equipment ..................             (123,308)             (110,526)              (78,831)              (75,340)
    Proceeds from dispositions .............                                      6,567
                                                      -----------           -----------           -----------           -----------
         Net Cash Used in Investing
            Activities .....................             (123,308)             (103,959)              (78,831)              (75,340)
                                                      -----------           -----------           -----------           -----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Payments of debt .......................             (120,000)             (160,000)              (90,000)             (100,000)
    Distributions to shareholders ..........             (577,210)             (438,449)             (438,449)           (1,435,135)
    Proceeds from shareholder notes ........                                                                              1,000,000
                                                      -----------           -----------           -----------           -----------
         Net Cash Used in Financing
            Activities .....................             (697,210)             (598,449)             (528,449)             (535,135)
                                                      -----------           -----------           -----------           -----------
NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS ...................               26,911               (14,990)               52,165               125,447

Cash and Cash Equivalents -
    Beginning of Period ....................              197,051               223,962               223,962               208,972
                                                      -----------           -----------           -----------           -----------
CASH AND CASH EQUIVALENTS - END OF PERIOD ..          $   223,962           $   208,972           $   276,127           $   334,419
                                                      ===========           ===========           ===========           ===========

                       See notes to financial statements.

                                                                   FOR THE YEAR ENDED                  FOR THE NINE MONTHS ENDED
                                                                       DECEMBER 31,                            SEPTEMBER 30,
                                                              -----------------------------           -----------------------------
                                                                1995                1996                1996                1997
                                                              ---------           ---------           ---------           ---------
                                                                                                               (Unaudited)
RECONCILIATION OF NET EARNINGS
TO NET CASH PROVIDED BY
OPERATING ACTIVITIES

    Net earnings ...................................          $ 796,860           $ 509,809           $ 469,478           $ 562,004
    Adjustments to reconcile net
      earnings to net cash provided
      by operating activities:
         Depreciation and amortization .............            107,869             103,583              77,608              78,227
         Bad debt expense ..........................              1,185              27,684              13,500              16,009
         Gain on sale of fixed assets ..............                                 (4,903)
         (Increase) Decrease in:
            Receivables ............................            (47,634)            103,309             108,737             (57,545)
            Inventories ............................            (11,754)             95,966              (3,457)           (182,107)
            Prepaid expenses .......................            (20,009)            (46,807)           (111,698)            101,259
         Increase (Decrease) in:
            Accounts payable - trade ...............                450            (104,666)            (53,780)             48,280
            Accrued expenses .......................             20,462               3,443             159,057             169,795
                                                              ---------           ---------           ---------           ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..........          $ 847,429           $ 687,418           $ 659,445           $ 735,922
                                                              =========           =========           =========           =========

                       See notes to financial statements.

                          BOLT MANUFACTURING CO., INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1996
    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997, IS UNAUDITED)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its accounts on the accrual basis of accounting in accordance with generally accepted accounting principles. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations, and cash flows are summarized below:

   DESCRIPTION OF BUSINESS

   Bolt Manufacturing Co., Inc. manufactures specialty bolts and nuts for customers throughout the United States and Canada.

   INCOME RECOGNITION

   Revenue is recognized at the date of product shipment, and accounts receivable are recorded at that time. Earnings are charged with a provision for doubtful accounts based on current review of collectibility of accounts.

   INVENTORIES

   Inventories, consisting of raw materials, work-in-process, and finished goods are presented at the lower of cost (as determined by the first-in, first-out method) or market. Work-in-process and finished goods include the cost of material and any related direct and indirect production costs. Inventories consist of the following:

                                             DECEMBER 31,
                                      -------------------------    September 30,
                                        1995             1996          1997
                                      --------         --------      --------
     Raw materials ...............    $260,931         $196,361      $307,443
     Work-in-process .............      59,300           37,109        94,974
     Finished goods ..............      20,059           10,854        24,014
                                      --------         --------      --------
                                      $340,290         $244,324      $426,431
                                      ========         ========      ========

   PROPERTY AND EQUIPMENT

   Property and equipment are recorded at cost. Depreciation is computed at rates sufficient to amortize the cost of the assets over their estimated useful lives using the straight-line method. Depreciation is based on the following estimated useful lives:

          Machinery and equipment                   5 - 7 years
          Office equipment                              5 years
          Furniture and fixtures                        5 years
          Tooling and dies                              5 years
          Transportation equipment                      3 years
          Leasehold improvements                        6 years

                          BOLT MANUFACTURING CO., INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1995 AND 1996
    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997, IS UNAUDITED)

   INCOME TAX

   The Company is taxed under the S Corporation provisions of the Internal Revenue Code. Under these provisions, the Company is not liable for federal corporate income taxes. Instead, the shareholders are liable for individual federal income taxes on the Company's taxable income.

   CASH AND CASH EQUIVALENTS

   The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. There are deposits in excess of federally insured limits.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - OPERATING LEASES

The Company leases its warehouse and office facilities and certain equipment under operating lease agreements. At December 31, 1996, the future minimum rental payments required under the leases were as follows:

        YEAR ENDING
       DECEMBER 31,

           1997                       $ 91,660
           1998                         83,342
           1999                         77,400
           2000                         77,400
           2001                         19,350
                                      --------
                                      $349,152

Rent expense for the periods ended December 31, 1995 and 1996, and September 30, 1996 and 1997, totaled $77,400 and $77,300, $57,950 and $58,050, respectively.

                          BOLT MANUFACTURING CO., INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1995 AND 1996
    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997, IS UNAUDITED)

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company paid $88,000 in consulting fees to related parties during the year ended December 31, 1995.

The Company paid $99,000 in consulting fees to an affiliate of a shareholder during the period ended September 30, 1997.

As discussed in Note 4, the Company has $1,000,000 in shareholder notes payable.

The Company received $14,385 and $1,250 in expense reimbursements from an entity related by common ownership for the year ended December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, respectively, the Company had a receivable from the entity of $11,978 and $6,226.

The Company received $44,234 and $14,082 in expense reimbursements from an entity related by common ownership for the period ended September 30, 1997 and 1996, respectively. At September 30, 1997 and 1996, respectively, the Company had a receivable from the entity of $11,553 and $7,135.

Additionally, in April, 1996, the Company began subleasing part of its facility to the related entity under a lease agreement which has been classified as an operating lease. The lease expired December 31, 1996. The Company renewed the lease for an additional 12 months expiring on December 31, 1997. Total rent income for the year ended December 31, 1996, and the nine months ended September 30, 1997, under this agreement was $6,400 and $9,000, respectively.

NOTE 4 - NOTE PAYABLE

The Company had a note agreement with a bank which bore interest at the prime rate plus .5% per annum and was secured by accounts receivable, equipment, general intangibles and inventory. The note was due on demand; if no demand is made it is payable in monthly installments of $10,000, plus interest, until February, 1998. Outstanding borrowings at December 31, 1995 and 1996, were $260,000 and $100,000, respectively. As of March 31, 1997, the Company has paid the note in full.

The Company also had a $100,000 line-of-credit with a bank, bearing interest at prime plus 1%, secured by equipment, accounts receivable, inventory, fixtures, and intangibles, which matured on April 1, 1997. There were no borrowings under this line-of-credit at December 31, 1996.

At April 1, 1997, the Company obtained a $150,000 line-of-credit with a bank, bearing interest at prime plus 1%, secured by accounts receivable, inventory, fixtures and intangibles, which matures on August 15, 1998. There were no borrowings under this line-of-credit at September 30, 1997.

                          BOLT MANUFACTURING CO., INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1995 AND 1996
    (INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997, IS UNAUDITED)

The Company has entered into loan agreements which contain restrictive covenants, including maintenance of certain financial ratios and restrictions on borrowings. At December 31, 1996, the Company was in compliance with the covenants and restrictions.

As of September 30, 1997, the Company has note agreements with its shareholders for a principal amount of $1,000,000. The notes bear interest at 10% per annum, with interest due quarterly beginning September, 1997. The notes are secured by equipment and are due on June 11, 1999. Interest of $30,525 has been expensed, with $22,192 being paid to shareholders as of September 30, 1997.

NOTE 5 - SUBSEQUENT EVENT

Effective November 1, 1997, the shareholders of the Company sold all outstanding shares of stock to Industrial Holdings, Inc. for approximately $5,000,000, cash plus repayment of the shareholders' notes of $1,000,000 and the assumption of certain liabilities.

NOTE 6 - UNAUDITED INTERIM STATEMENTS

The financial statements as of September 30, 1997, and for the six months ended September 30, 1996 and 1997, are unaudited; however, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary to a fair presentation of the financial statements for these interim periods have been made. Accounting estimates at interim dates inherently involve greater reliance on estimates than at year end. The results for the interim periods are not necessarily indicative of the results to be obtained for a full fiscal year.